ORIGINAL

02044261

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the year ended December 31, 2001

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ____________ to ____________

Commission file number: 000-23809

FIRST SENTINEL BANCORP, INC.
(Exact Name of Issuer as Specified in its Charter)

Delaware	**22-3566151**
(State of Incorporation)	(IRS Employer Identification No.)

INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK
(Full title of the plan)

FIRST SENTINEL BANCORP, INC.
1000 Woodbridge Center Drive
Woodbridge, New Jersey 07095
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

John P. Mulkerin
President and
Chief Executive Officer
First Sentinel Bancorp, Inc.
1000 Woodbridge Center Drive
Woodbridge, New Jersey 07095
(732) 726-9700
(Name, Address and Telephone Number of Agent for Service)

REQUIRED INFORMATION

Item 4. The Incentive Savings Plan for the Employees of First Savings Bank, which is subject to ERISA, is filing herewith plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

> Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the Schedule of Assets Held for Investment Purposes at End of Year.

EXHIBITS

No. 23 – Independent Accountants' Consent

FINANCIAL STATEMENTS AND SCHEDULES

INCENTIVE SAVINGS PLAN
FOR THE EMPLOYEES OF FIRST SAVINGS BANK

KPMG

THE INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

KPMG

New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Board of Directors
First Savings Bank:

We have audited the accompanying statements of net assets available for benefits of The Incentive Savings Plan for the Employees of First Savings Bank as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Incentive Savings Plan for the Employees of First Savings Bank as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 5, 2002

THE INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
Assets – investments, at market value (note 3):			
Mutual funds:			
Alger Mid Cap Growth Ret Port Fund Class A	$	247,154	211,116
Van Kampen American Value Fund Class A		51,515	27,409
Merrill Lynch Equity Income Fund Class D		224,751	203,915
Dreyfus Premier Balance Fund Class A		425,531	446,751
Aim Blue Chip Fund Class A		902,797	953,958
Mercury HW International Value Fund Class I		46,201	28,375
Pimco Total Return Fund Class A		45,293	30,246
Massachusetts Investors Growth Stock Fund Class A		404,270	456,110
		2,347,512	2,357,880
Merrill Lynch Retirement Preservation Trust		1,190,164	1,125,055
Employer stock fund:			
Common stock		8,173,215	7,400,081
Participant loans receivable		261,299	258,826
Employee contributions receivable		16,377	15,157
Employer contributions receivable		3,144	2,917
Net assets available for benefits	$	11,991,711	11,159,916

See accompanying notes to financial statements.

THE INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions:		
Employee contributions	$ 494,951	454,143
Employer contributions	94,480	89,207
Employee rollovers	—	6,805
Interest income – loans	22,490	21,294
Net investment income	486,223	2,536,445
Total additions	1,098,144	3,107,894
Deductions from net assets attributed to benefits to participants	266,349	115,419
Net increase in net assets available for benefits	831,795	2,992,475
Net assets available for benefits at beginning of year	11,159,916	8,167,441
Net assets available for benefits at end of year	$ 11,991,711	11,159,916

See accompanying notes to financial statements.

(1) General

The Incentive Savings Plan for the Employees of First Savings Bank (the Plan), a participant-directed, defined contribution plan, is a voluntary savings plan available to all eligible employees of First Savings Bank (the Bank).

The accompanying financial statements have been prepared on an accrual basis. Purchases and sales of investments are recorded on a trade-date basis.

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities, related increases and decreases in such amounts, and the disclosure of contingent assets and liabilities in order to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

All contributions are invested in a trust fund managed by Merrill Lynch, with oversight from a committee consisting of at least three members of the Board of Directors of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(2) Plan Description

The following description of the Plan provides only general information. Eligible employees who participate (members) should refer to the plan agreement for a more complete description of the Plan's provisions.

Eligibility

Employees over age 21 and working at least 1,000 hours are eligible to participate in the Plan on the first day of each calendar quarter following the completion of one year of service, as defined.

Employee Contributions

A member may make basic contributions to the Plan, through payroll deductions, of any whole percentage from 2% to 15% of the member's compensation, as defined, up to certain limitations.

Bank Contributions

In 2001 and 2000, the Bank matched 25% of a member's basic contribution, up to 6% of that member's compensation, as defined. Bank contributions are funded biweekly. At its discretion, the Bank may make an additional contribution to the Plan as of the end of a plan year in an amount determined by the Bank. For the years ended December 31, 2001 and 2000, the Bank elected not to make an additional discretionary match.

(Continued)

Vesting

All member contributions, employer contributions and income or loss thereon are fully vested at all times.

Withdrawals

Money can be withdrawn from the Plan when a member reaches age 59-1/2, terminates employment, dies, becomes disabled or experiences financial hardship, as defined.

Benefit Payments

Upon termination of employment, a member's vested amount under the Plan is paid in a lump-sum distribution. The benefit to which a participant is entitled is the benefit that can be provided from a participant's account.

Members' Accounts

Each member's account is credited with the member's contribution, the appropriate amount of the Bank's contribution and an allocation of the Plan's earnings or losses. Allocations are based on the member's relative contribution to the individual funds.

Loans to Participants

Participants are permitted to borrow from the Plan as defined in the plan document. In no event shall the loan exceed the lesser of: (a) $50,000, reduced by the highest loan balance outstanding during the one-year period ending on the day before the date on which the new loan is granted; or (b) 50% of the participant's vested amount under the Plan on the date the loan is granted. Interest shall be charged thereon at a rate for similar loans in the Bank's portfolio and the loan shall be repaid by payroll deduction or in a manner determined by the plan sponsor, but not less frequently than quarterly.

Investments

Contributions to the Plan by a member and by the Bank will be invested at the member's direction in various types of investments, as determined by the trust fund committee, such as mutual funds and First Sentinel Bancorp, Inc.'s (the Bank's parent company) common stock. Loans to members are carried at cost plus accrued interest. Mutual funds and common stock are carried at fair value. Fair value is determined by quoted market prices.

(3) Investments

Investments at December 31, 2001 and 2000 consist of mutual funds, loans to members and common stock issued by First Sentinel Bancorp, Inc.

A summary of net investment income (loss) by investment type for the years ended December 31, 2001 and 2000 follows:

		2001	2000
Mutual funds	$	(331,301)	17,781
Employer stock fund		817,525	2,518,664
Net investment income	$	486,224	2,536,445

(4) Plan Expenses

Administrative expenses of the Plan may be paid in whole or in part by the Bank at its discretion, and any expenses not paid by the Bank shall be paid by the Plan out of the principal or income of the trust fund. All administrative expenses for the years ended December 31, 2001 and 2000 were paid by the Bank.

(5) Plan Termination

The Plan has no termination date, and it is the Bank's intention to continue the Plan indefinitely. However, the Bank may terminate, amend or modify the Plan at any time that it may deem advisable. In the event of the termination of the Plan, an appraisal of the trust fund shall be made and, after deducting termination expenses, the members will be paid their vested amounts.

(6) Income Taxes

The Plan has obtained a tax determination letter dated June 29, 1993 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (the Code) and the related trust is exempt from federal income taxes under Section 501(a) of the Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Schedule 1

THE INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK

Schedule H, Item 4(i) – Schedule of Assets
Held for Investment Purposes at End of Year

December 31, 2001

Description		Fair value
Common stock – First Sentinel Bancorp, Inc. (the plan sponsor) – 652,813 shares	$	8,173,215
Merrill Lynch Retirement Preservation Trust	$	1,190,164
Mutual funds:		
Alger Mid Cap Growth Ret Port Fund Class A	$	247,154
Van Kampen American Value Fund Class A		51,515
Merrill Lynch Equity Income Fund Class D		224,751
Dreyfus Premier Balance Fund Class A		425,531
Aim Blue Chip Fund Class A		902,797
Mercury HW International Value Fund Class A		46,201
Pimco Total Return Fund Class A		45,293
Massachusetts Investors Growth Stock Fund Class A		404,270
	$	2,347,512
Participant loans (interest rates ranging from 5.75% to 9.00% charged during 2001)	$	261,299

See accompanying independent auditors' report.

EXHIBIT 23

INDEPENDENT ACCOUNTANTS' CONSENT

The Board of Directors
First Sentinel Bancorp, Inc.:

We consent to incorporation by reference in the Registration Statement on Form S-8, pertaining to The Incentive Savings Plan for the Employees of First Savings Bank, of First Sentinel Bancorp, Inc., of our report dated June 5, 2002, relating to the statements of net assets available for benefits of the Incentive Savings Plan for Employees of First Savings Bank, as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended, and the schedule of assets held for investment purposes at end of year, which report appears in the December 31, 2001 Annual Report on Form 11-K of the Incentive Savings Plan for the Employees of First Savings Bank.

KPMG LLP

KPMG LLP

Short Hills, New Jersey
June 19, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 26, 2002

Incentive Savings Plan for the Employees of
First Savings Bank

By: John P. Mulkerin

John P. Mulkerin
Plan Administrator